SECURITI 18000774

SEC
Mail Processing
Section

AUG 07 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67134

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tobin & Company Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Tryon Street, Suite 1700
(No. and Street)

Charlotte, (City) NC (State) 28284 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justine Eidt Tobin 704-334-2772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(*Name – if individual, state last, first, middle name*)

200 East Broad Street (Address) Greenville (City) SC (State) 29601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OAF 8/8/18

OATH OR AFFIRMATION

I, Justine Eidt Tobin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobin & Company Securities LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Sworn and subscribed before me this 31 day of July, 2018

Notary Public [signature]

My Commission Expires: 12/14/202

[signature]
Signature

Executive Representative
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tobin & Company Securities LLC

Report on Financial Statements

For the year ended June 30, 2018

Filed as PUBLIC pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member of
Tobin & Company Securities LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tobin & Company Securities LLC (the "Company") as of June 30, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Elliott Davis, PLLC

Greenville, South Carolina

July 30, 2018

Tobin & Company Securities LLC

Statement of Financial Condition

As of June 30, 2018

Assets		
Current assets:		
Cash	$	92,687
Accounts receivable		15,393
Prepaid expenses		52,300
Total current assets	$	160,380
Liabilities and member's equity		
Current liabilities:		
Accounts payable	$	135
Unearned income and deposits		50,567
Total current liabilities	$	50,702
Member's equity:		
Capital contributions	$	17,400
Retained earnings		138,697
Net income		(46,419)
Total member's equity		109,678
Total liabilities and member's equity	$	160,380

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

Tobin & Company Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"). The Company is a North Carolina limited liability company licensed in Alabama, Arizona, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia and Washington. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds nor engage in firm trading, brokerage activities or securities underwriting.

Cash:

The Company maintains cash deposits with financial institutions that are federally insured by the Federal Deposit Insurance Corporation ("FDIC"), as of June 30, 2018.

Accounts Receivable:

Accounts receivable consist of fees or reimbursable expenses due from clients. The Company has not set up an allowance for doubtful accounts because, historically, accounts receivable have been collectable.

Fees income:

The Company's revenues are generated primarily through providing private placement related advisory services. The Company receives non-refundable retainer fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable advisory fees upon billing as they are in no way tied to the completion of a transaction. The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

Other revenues relate primarily to providing compliance services to registered representatives who choose the Company to assist them with regulatory compliance matters. The Company charges monthly retainer fees which are collected upfront on an annual basis under terms of agreements in place with the representatives.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows. FASB has issued guidance for the recognition of revenue from contracts and engagements with clients. The core principal of the guidance is that an entity should recognize revenue to reflect the transfer services to clients in an amount equal to the consideration that the Company receives or expects to receive. The Company believes that it complies with this guidance.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018 the Company had net capital of $41,985 which was $36,985 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1 at June 30, 2018.

Note 3. Income Tax Status

The Company is classified as a limited liability company for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. Fiscal years ending on or after December 31, 2013 remain subject to examination by federal and state tax authorities.

Note 4. Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 5. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date of the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.